SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)

Under the Securities Exchange Act of 1934

Identiv, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

45170X205

(CUSIP Number)

Bleichroeder LP

1345 Avenue of the Americas, 47th Floor,

New York, New York 10105

(212) 698-3101

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 22, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45170X205		Page 2 of 5 Pages
1		NAME OF REPORTING PERSON Bleichroeder LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 5,079,713
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,079,713
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,079,713
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 45170X205		Page 3 of 5 Pages
1		NAME OF REPORTING PERSON Bleichroeder Holdings LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 5,079,713
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,079,713
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,079,713
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

This Amendment No. 3 (this “Amendment”) amends the Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission (the “SEC”) on May 8, 2023, as amended by Amendment No. 1 filed with the SEC on October 21, 2023, Amendment No. 2 filed with the SEC on April 4, 2024 and this Amendment (the “Schedule 13D”), with respect to the Common Stock, $0.001 par value (the “Shares”), of Identiv, Inc., a Delaware corporation (the “Issuer”), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Except as otherwise provided herein, each item of the Schedule 13D remains unchanged.

Item 4.	Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended to include the following:

On May 22, 2024, Bleichroeder sent a letter to the Board of Directors of the Issuer. A copy of the letter is attached as Exhibit 5 hereto and incorporated by reference in this Item 4 in its entirety.

Item 7.	Material to be filed as Exhibits.

Item 7 of Schedule 13D is hereby amended to include the following:

Exhibit 5   Letter to the Board of Directors of the Issuer, dated May 22, 2024.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2024

BLEICHROEDER LP

By: /s/ Michael M. Kellen

Name: Michael M. Kellen

Title: Chairman and Co-CEO

BLEICHROEDER HOLDINGS LLC

By: /s/ Michael M. Kellen

Name: Michael M. Kellen

Title: Chairman and Co-CEO

EXHIBIT 5

Bleichroeder LP

1345 Avenue of the Americas

New York, NY 10105

May 22, 2024

Board of Directors

Identiv, Inc.

c/o James Ousley, Chairman

2201 Walnut Avenue, Suite 100

Fremont, California 94538

Dear Members of the Board:

Bleichroeder L.P., together with its affiliates (“Bleichroeder”), has been a material stockholder of Identiv, Inc. (the “Company”) since 2019 and currently beneficially owns 19.9% of the Common Stock of the Company.

Bleichroeder is supportive of the recently-announced sale of the Company’s physical security, access card, and identity reader operations and assets to Hawk Acquisition, Inc., a Delaware corporation (“Hawk”), and intends to vote in favor of such transaction at the Company’s 2024 Annual Meeting of Stockholders in accordance with the terms of its Voting and Support Agreement with Hawk.

Bleichroeder, however, does not support the reelection of Gary Kremen to the Company’s board of directors, and currently intends to vote against the reelection of Mr. Kremen to the Company’s board of directors at the Company’s 2024 Annual Meeting of Stockholders.

Bleichroeder is expressing its own views with respect to certain proposals at the Company’s 2024 Annual Meeting of Stockholders and, for the avoidance of doubt, is not soliciting proxies relating to the Company’s 2024 Annual Meeting of Stockholders.

Sincerely,

BLEICHROEDER LP

By: /s/ Andrew Gundlach

Name: Andrew Gundlach

Title: President and Co-CEO